                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*


                             Bay State Bancorp, Inc.
      ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    072611106
               --------------------------------------------------
                                 (CUSIP Number)

                                October 21, 2002
                   -------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /_/ Rule 13d-1 (b)
         /X/ Rule 13d-1 (c)
         /_/ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 pages

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--------------------   -------------------------------   -----------------------
CUSIP No. 072611106                13G/A                     Page 2 of 4 Pages
--------------------   -------------------------------   -----------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           The Bay State Federal Savings Charitable Foundation
           04-3415547
-------    ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /_/
                                                               (b) /_/
-------    ---------------------------------------------------------------------
3          SEC USE ONLY


-------    ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Non-stock corporation incorporated in Delaware.
-------    ------------  -------------------------------------------------------
             NUMBER OF      5       SOLE VOTING POWER
              SHARES                      479,385
            BENEFICIALLY
             OWNED BY    -------    --------------------------------------------
               EACH          6       SHARED VOTING POWER
             REPORTING                       -0-
              PERSON
               WITH      -------    --------------------------------------------
                            7       SOLE DISPOSITIVE POWER
                                          479,385
                         -------    --------------------------------------------
                            8       SHARED DISPOSITIVE POWER
                                            -0-
-------    ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    479,385

-------    ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------    ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                10.2% of 4,707,378 shares of common stock outstanding as of October 21, 2002.

-------    ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
                CO
-------    ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!




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               THE BAY STATE FEDERAL SAVINGS CHARITABLE FOUNDATION
                                 SCHEDULE 13G/A

Item 1(a)         Name of Issuer:
                  Bay State Bancorp, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  1299 Beacon Street
                  Brookline, Massachusetts 02446

Item 2(a)         Name of Person Filing:
                  The Bay State Federal Savings Charitable Foundation

Item 2(b)         Address of Principal Business Offices or, if none, Residence:
                  1299 Beacon Street
                  Brookline, Massachusetts 02446

Item 2(c)         Citizenship:  Non-stock corporation incorporated in Delaware.

Item 2(d) Title of Class of Securities: Common stock, par value $.01 per share

Item 2(e)         CUSIP Number: 072611106

Item 3 If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

                  Items (a)-(j) are not applicable.

Item 4 Ownership. As of October 21, 2002, the reporting person beneficially owned 479,385 shares of the issuer. This number of shares represents 10.2% of the common stock, par value $.01, of the issuer, based upon 4,707,378 shares of such common stock outstanding as of October 21, 2002. As of October 21, 2002, the reporting person has sole power to vote or to direct the vote of all 479,385 shares, provided however, that the shares must be voted in the same ratio as all other shares of common stock on all proposals considered by stockholders. The reporting person has the sole power to dispose or direct the disposition of all 479,385 shares of common stock. The foundation's gift instrument places certain limits on the amount of common stock that can be disposed of by the foundation annually.

Item 5            Ownership of Five Percent or Less of a Class.

                  N/A



                                Page 3 of 4 pages

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Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                  N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  N/A

Item 8            Identification and Classification of Members of the Group.

                  N/A

Item 9            Notice of Dissolution of Group.

                  N/A

Item 10           Certification.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                October 22, 2002
                  --------------------------------------------
                                     (Date)

                              /s/ Michael O. Gilles
                  --------------------------------------------
                                   (Signature)

                          Michael O. Gilles, Treasurer
               The Bay State Federal Savings Charitable Foundation
               ---------------------------------------------------
                                     (Title)


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